UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on 30th January 2014

ROYAL DUTCH SHELL PLC
DIRECTORATE CHANGE
January 30, 2014
Royal Dutch Shell plc (the "Company") announces its intention to propose to the
2014 Annual General Meeting that Euleen Goh and Patricia A. Woertz  be elected
Non-executive Directors of the Company with effect from September 1, 2014 and
June 1, 2014 respectively.
Euleen Goh
Euleen Goh is a chartered accountant with professional qualifications in banking and taxation. She is a Non-executive Director of DBS Group Holdings Ltd and DBS
Bank Ltd, CapitaLand Limited and SATS Ltd, and a member of the Management
Advisory Board of NUS Business School and Trustee of the Singapore Institute of
International Affairs Endowment Fund.  She is also Non-executive Chairman of the
Singapore International Foundation, a not-for-profit organisation that seeks to nurture active global citizens.
Previously she held various senior management positions with Standard Chartered
Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore from
2001 until 2006.  In that role, she was responsible for driving the bank’s corporate governance and strategic agenda in Singapore.
She has also held non-executive appointments on various boards including
Singapore Airlines Limited, Aviva plc, Singapore Exchange Limited, MediaCorp Pte
Ltd, Standard Chartered Bank Thai pcl and Standard Chartered Bank Malaysia
Berhad. She was past Chairman of International Enterprise Singapore and
Accounting Standards Council, Singapore.

Patricia A. Woertz
Patricia A. Woertz is Chairman, Chief Executive Officer and President of Archer
Daniels Midland Company in the US. She began her career as a certified public accountant with Ernst & Ernst (later Ernst & Young) in Pittsburgh, US before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance.
Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil
Company. With the merger of Chevron and Texaco in 2001, she was appointed
Executive Vice President responsible for global refining, marketing, lubricant, and supply and trading operations.
She serves on the Board of Directors of The Procter & Gamble Company and the US
- China Business Council, and chairs the US section of the US - Brazil CEO
Forum. She is also a member of the International Business Council of the World
Economic Forum and The Business Council. In 2010, she was appointed to the
President’s Export Council by President Obama.

ENQUIRIES
Media Relations
International: +44 20 7934 5550
USA: +1 713 241 4544
Investor Relations
International: + 31 70 377 4540
North America: +1 713 241 1042

.............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: January 30, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary